WARNING: THE EDGAR SYSTEM ENCOUNTERED ERROR(S) WHILE PROCESSING THIS SCHEDULE.


Exhibit 77H.

The Fund commenced operations on August 10, 1998.
Mitchell Hutchins Asset Management Inc. provided the statutory $100,000 Seed capital for the Fund.
Since Mitchell Hutchins owned all shares issued by the Fund immediately prior to the public commencement of sales of shares, it may be deemed to have controlled the Fund until August 10, 1998.

